Exhibit 2.2

Trident Digital Tech Holdings Ltd

(Incorporated under the laws of the Cayman Islands)

Number	Class B Ordinary Shares

Share Capital is US$50,000.00 divided into

5,000,000,000 Shares of a par value of US$0.00001 each, comprising of

(i) 1,000,000,000 Class A Ordinary Shares of a par value of US$0.00001 each, and

(ii) 3,000,000,000 Class B Ordinary Shares of a par value of US$0.00001 each and

(iii) 500,000,000 Class C Ordinary Shares of a par value of US$0.00001 each and

(iv) 500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated)

as the board of directors may determine

THIS IS TO CERTIFY THAT

is the registered holder of

Ordinary Shares in the above-named Company subject to the Memorandum and Articles of Association thereof.

EXECUTED for and on behalf of the Company on	by:

DIRECTOR